Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2020

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On May 11, 2020, Mylan N.V. (“Mylan” or the “Company”) issued a press release reporting the Company’s financial results for the period ended March 31, 2020. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 2.02 (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01 Other Events.

As previously announced, Mylan will host a conference call and live webcast today at 10:30 a.m. ET to review its financial results for the first quarter ended March 31, 2020.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release announcing the Company’s financial results for the first quarter of 2020, dated May 11, 2020.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: May 11, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	CONTACTS:	Christine Waller (Media)
724.514.1968
Melissa Trombetta (Investors)
724.514.1813

Mylan Reports First Quarter 2020 Results and Reaffirms 2020 Guidance

HERTFORDSHIRE, England and PITTSBURGH—May 11, 2020—Mylan N.V. (NASDAQ: MYL) today announced its financial results for the three months ended March 31, 2020 and reaffirmed its financial guidance for the full year.

First Quarter 2020 Financial Highlights

•	Total revenues of $2.62 billion, up 5%, up 8% on a constant currency basis, compared to the prior year period.

•	Revenue Highlights:

•	North America segment net sales of $955.5 million, up 4% on an actual and constant currency basis.

•	Europe segment net sales of $1.02 billion, up 14%, up 18% on a constant currency basis.

•	Rest of World segment net sales of $610.8 million, down 5%, flat on a constant currency basis.

•	U.S. GAAP net earnings of $20.8 million, compared to U.S. GAAP net loss of $(25.0) million in the prior year period.

•	Adjusted net earnings of $467.2 million, compared to adjusted net earnings of $421.9 million in the prior year period.

•	Adjusted EBITDA of $750.7 million, compared to adjusted EBITDA of $710.2 million in the prior year period.

•

U.S. GAAP net cash provided by operating activities for the three months ended March 31, 2020 of $291.1 million, compared to cash used in operating activities of $(39.7) million in the prior year period, and adjusted free cash flow for the three months ended March 31, 2020 of $357.1 million, compared to $27.1 million in the prior year period, driven in each case primarily by working capital velocity and timing of certain other payments.

•

Mylan is not providing forward-looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for additional information.

Mylan CEO Heather Bresch commented, “As we navigate the COVID-19 environment, our hearts and thoughts are with those who have been affected by COVID-19, and all of the healthcare workers and first responders who continue to go above and beyond to help save lives across the globe. I also would like to extend a special message of gratitude to our own Mylan family around the world. Thanks to their commitment, we have been able to continue meeting patient needs, even amid the challenges of a global pandemic.”

Bresch continued, “These efforts are reflected in our first quarter results, which came in with total revenues growing 5 percent, or 8 percent on a constant currency basis. We’re also reaffirming revenue guidance to be in the range of $11.5 billion and $12.5 billion, absorbing approximately $200 million of foreign exchange headwinds versus our previous expectations, and adjusted EBITDA to be in the range of $3.2 billion to $3.9 billion, absorbing approximately $50 million of foreign exchange headwinds versus our previous expectations. These ranges account for COVID-19 impacts forecasted through the second quarter. Looking ahead, we remain on track to close the pending combination with Pfizer’s Upjohn Business in the second half of the year and continue to have great confidence that Viatris will be well positioned to deliver value for all of our stakeholders as a true partner of choice.”

Mylan President Rajiv Malik added, “During these trying times, I am especially inspired by the dedication of Mylan’s manufacturing colleagues who, with the support of their families, are continuing to work on-site to respond to the need for critical medicines.

Malik continued: “As a result of the Mylan team’s efforts, our broad and diverse manufacturing footprint of more than 40 manufacturing facilities, which is spread across 12 countries, has maintained supply continuity. The strategic locations of our plants have enabled Mylan to avoid disruptions due to logistical challenges in any one part of the world. We have further mitigated risk by having multiple API and finished dose sources where possible, and we are continuously monitoring the inventory levels of our raw materials and the finished dosage form of our products. At this time, we do not foresee any supply disruptions, which we believe is a result of our geographic spread and supplier diversity.”

Mylan CFO Ken Parks added, “During the first quarter, we generated $357 million of adjusted free cash flow, an increase of $330 million over the prior year, primarily driven by working capital velocity and timing of certain other payments. As evidenced by our strong first quarter cash flow, we are pleased with our liquidity position despite the COVID-19 pandemic and anticipate full year adjusted free cash flow generation to be consistent with 2019 levels. We continue to target approximately $1 billion of debt repayment during 2020 and remain fully committed to our investment grade credit rating.”

IMPACT OF THE CORONAVIRUS PANDEMIC ON OUR BUSINESS AND RESULTS OF OPERATIONS

As a leading global pharmaceutical company, Mylan is committed to continue doing its part in support of public health needs amid the evolving COVID-19 pandemic. The Company’s priorities remain protecting the health and safety of our workforce, continuing to produce critically needed medicines, deploying resources and expertise in the fight against COVID-19 through potential prevention and treatment efforts, supporting the communities in which we operate and maintaining the health of our overall business.

The following section discusses the important measures the Company is taking in light of the COVID-19 pandemic.

Employee Health and Safety

•	Mylan continues to align with government and health authority guidelines in an effort to safeguard our workforce and continues to make assessments on an ongoing basis.

•

While Mylan’s business operations are currently considered essential based on government guidelines throughout the world due to the important role pharmaceutical manufacturers play within the global healthcare system, many Mylan administrative offices are currently operating under work from home protocols.

•

Because protecting the health and safety of our workforce remains paramount, Mylan has taken extra precautions at manufacturing facilities to aid in the protection of site personnel and operations, including the implementation of social distancing guidelines, daily health assessments and split shifts where feasible.

•	Customer facing field personnel have moved to a remote engagement model to ensure continued support for healthcare professionals, patient care and access to needed products.

•	Global restrictions have been placed on travel and in-person meetings.

•	Mylan has taken steps to protect the safety of study participants, our employees and staff at clinical trial sites and ensure regulatory compliance and scientific integrity of trial data.

Continuing to Produce Critically Needed Medicines

Manufacturing and Supply

•	Mylan has activated worldwide business continuity plans to seek to ensure that our global supply chain platform continues to operate without significant disruption.

•

We currently are not experiencing any significant disruptions to our supply chain, including the availability of active pharmaceutical ingredients, that would delay our ability to provide service to customers and patients.

•	All of our manufacturing facilities, and those of our key global partners, are currently operational and, at this time, we have sufficient safety stock to address current needs.

•

Mylan continues to engage with regulatory authorities around the world who are committed to maintaining ongoing regulatory processes while also continuing to make available our global research and development (“R&D”), regulatory and manufacturing expertise and capacity to partners who may be in need of additional resources.

Commercial Operations

•

We currently are not experiencing any significant negative impact on overall global demand trends. We will continue to monitor trends closely as we work to ensure patients have access to needed medicine.

•	Inventory levels, both ours and those in our distribution channel, remain in-line with normal levels and are currently assessed to be sufficient for anticipated demand.

Deploying Resources and Expertise in the Fight Against COVID-19

Clinical Trials

•

The Company is donating 10 million tablets of hydroxychloroquine sulfate (200mg) to the U.S. Department of Health and Human Services for possible use under an investigational new drug application authorized by the U.S. Food and Drug Administration (“FDA”) or an Emergency Use Authorization granted by the FDA.

•

Mylan is also donating product to the World Health Organization (WHO) to support its investigation of the potential effectiveness of several medicines in treating COVID-19 as part of the WHO’s global SOLIDARITY trial.

•	Mylan is also working with other public health institution partners currently studying potential prophylactic measures and has designated additional hydroxychloroquine doses for donation.

Maintaining the Health of Our Overall Business

Access to Capital Markets and Liquidity

While currently we do not see any negative liquidity trends related to the COVID-19 pandemic, we continue to closely monitor developments and the potential negative impact on our operating performance and our ability to access the capital markets.

Due to the Company’s ability to generate significant cash flows from operations, as well as its revolving credit agreement, other short-term borrowing facilities and access to capital markets, we believe that we currently have, and will maintain, the ability to meet foreseeable liquidity needs.

Impact on Results of Operations

The global spread of COVID-19 has created significant volatility, uncertainty and economic disruption affecting the markets we serve in North America, Europe and Rest of World, including Asia. The COVID-19 pandemic did not have a material negative impact to our condensed consolidated results of operations in the first quarter of 2020 as we were able to continue manufacturing and distributing products that are essential to the health of patients and consumers across the world. The extent to which the COVID-19 pandemic will impact our business, operations and financial results in future periods will depend on numerous evolving factors that are beyond our control and that we may not be able to accurately predict. Additional information is provided below in the financial results section.

2020 FINANCIAL GUIDANCE

Mylan is reaffirming its 2020 guidance with total revenues expected to be in the range of $11.5 billion to $12.5 billion, absorbing approximately $200 million of negative foreign currency exchange impacts versus our previous expectations, and adjusted EBITDA to be in the range of $3.2 billion to $3.9 billion, absorbing approximately $50 million of negative foreign currency exchange impact versus our previous expectations. This range accounts for COVID-19 impacts forecasted through the second quarter, and assumes healthcare systems around the world will begin to resume their normal functions in the second half of 2020.

(In millions,)	2020 Guidance Range	2020 Midpoint
Total Revenues	$11,500 - $12,500	$12,000
Adjusted EBITDA	$3,200 - $3,900	$3,550

2020 RESTRUCTURING PROGRAM

On February 27, 2020, the Company announced that it has formalized the next steps in its efforts to sustain long-term value creation through the proactive transformation of its business. This transformation initiative includes a new global restructuring program. The program is intended to support the Company’s effort to improve operating performance and meet anticipated market demands, by ensuring that the Company is appropriately structured and resourced to deliver sustainable value to customers, patients, other stakeholders and shareholders. Key activities under the program include supply chain network optimization intended to maximize the efficiency of the Company’s global manufacturing and distribution network capacity and further optimizing functional capabilities that support business growth.

The Company is currently developing the details of the initiatives, including workforce actions and other restructuring activities. Further details will be disclosed as plans are finalized, including the estimated amount or range of amounts to be incurred by major cost type and future cash expenditures associated with those initiatives. As a result of the COVID-19 pandemic and the related uncertainty and complexity of the current environment, the Company has delayed the implementation of the 2020 restructuring program.

Financial Summary

	Three Months Ended
	March 31,
(Unaudited; in millions, except per share amounts and %s)	2020	2019	Percent Change
Total Revenues (1)	$2,619.2	$2,495.5	5%
North America Net Sales	955.5	922.9	4%
Europe Net Sales	1,021.9	895.3	14%
Rest of World Net Sales	610.8	642.4	(5)%
Other Revenues	31.0	34.9	(11)%
U.S. GAAP Gross Profit	$906.1	$805.2	13%
U.S. GAAP Gross Margin	34.6%	32.3%
Adjusted Gross Profit (2)	$1,380.4	$1,340.7	3%
Adjusted Gross Margin (2)	52.7%	53.7%
U.S. GAAP Net Earnings (Loss)	$20.8	$(25.0)	183%
Adjusted Net Earnings (2)	$467.2	$421.9	11%
EBITDA (2)	$582.9	$534.2	9%
Adjusted EBITDA (2)	$750.7	$710.2	6%

(1)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.
(2)	Non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for additional information.

Three Months Ended March 31, 2020 Financial Results

Total revenues for the three months ended March 31, 2020 were $2.62 billion, compared to $2.50 billion for the comparable prior year period, representing an increase of $123.7 million, or 5%. Total revenues include both net sales and other revenues from third parties. Net sales for the three months ended March 31, 2020 were $2.59 billion, compared to $2.46 billion for the comparable prior year period, representing an increase of $127.6 million, or 5%. While there were negative impacts on certain of our products due to the COVID-19 pandemic, the Company estimates that overall volume growth in the first quarter of 2020 was favorably impacted by increased customer buying patterns and patient prescription trends resulting from the COVID-19 pandemic, primarily in our Europe segment. We have estimated that the net impact of the pandemic increased net sales and consolidated revenue by approximately 2%. In North America, we experienced slight volume increases for Perforomist and Cold-EEZE related to COVID-19, but these increases were more than offset by volume decreases in Rest of World, mostly in Asian countries, partially the result of COVID-19 where the pandemic impacts started earlier in the first quarter. While the Company currently does not expect the impact of the pandemic in the second quarter to be material, we cannot currently estimate the impact for the rest of the year. Other revenues for the three months ended March 31, 2020 were $31.0 million, compared to $34.9 million for the comparable prior year period.

The increase in net sales was primarily the result of an increase in net sales in the Europe segment of 14% and an increase in net sales in the North America segment of 4%, which were partially offset by a decrease in net sales in the Rest of World segment of 5%. Mylan’s net sales were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in the European Union, India and Australia. The unfavorable impact of foreign currency translation on current year net sales was approximately $64.2 million, or 3%. On a constant currency basis, the increase in net sales was approximately $191.8 million, or 8% for the three months ended March 31, 2020. This increase was primarily driven by higher volumes of existing products, and to a lesser extent, new product sales, partially offset by lower pricing. Below is a summary of net sales in each of our segments for the three months ended March 31, 2020:

•

Net sales from North America segment totaled $955.5 million during the three months ended March 31, 2020, an increase of $32.6 million or 4% when compared to the prior year period. This increase was due primarily to higher volumes on sales of existing products, and to a lesser extent, new product sales. The higher volumes were primarily driven by the expected growth of Yupelri and Wixela due to the launch timing of each product’s impact on the prior year period. This increase was partially offset by lower net sales of existing products as a result of lower pricing. Lower pricing on sales of existing products was driven by changes in the competitive environment, including for Levothryoxine Sodium. The impact of foreign currency translation on current period net sales was insignificant within North America.

•

Net sales from Europe segment totaled $1.02 billion during the three months ended March 31, 2020, an increase of $126.6 million or 14% when compared to the prior year period. This increase was primarily the result of higher net sales of existing products, as a result of increased volumes, and to a lesser extent new product sales. In addition to the estimated impact of COVID-19, volumes increased by approximately $40.0 million due to the resolution of supply disruptions encountered in the prior year period. The remainder of the increase was the result of expected net sales growth in the region. The increase in net sales was partially offset by the unfavorable impact of foreign currency translation of approximately $33.3 million or 4%, and to a lesser extent by lower pricing on sales of existing products. Constant currency net sales increased by approximately $159.9 million, or 18%, when compared to the prior year period.

•

Net sales from Rest of World segment totaled $610.8 million during the three months ended March 31, 2020, a decrease of $31.6 million or 5% when compared to the prior year period. The decrease was primarily due to the unfavorable impact of foreign currency translation and the estimated negative impact from COVID-19 in China and Japan. Also, net sales of existing products were impacted by lower pricing primarily driven by government price cuts in Australia and Japan. Partially offsetting lower pricing were new product sales, primarily in Australia, and higher volumes of existing products. Higher volumes of existing products were primarily driven by the Company’s anti-retroviral therapy franchise. Overall, net sales from Rest of World were unfavorably impacted by the effect of foreign currency translation of approximately $29.9 million, or 5%. Constant currency net sales decreased by approximately $1.7 million, or less than 1%, when compared to the prior year period.

U.S. GAAP gross profit was $906.1 million and $805.2 million for the three months ended March 31, 2020 and 2019, respectively. U.S. GAAP gross margins were 35% and 32% for the three months ended March 31, 2020 and 2019, respectively. Gross margins were positively impacted by approximately 400 basis points from lower amortization expense of acquired intangible assets and intangible asset impairment charges realized in the prior year period. In addition, gross margins were positively impacted as a result of higher gross profit from sales of new products and from sales of existing products in Europe. Gross margins were negatively impacted as a result of lower gross profit from sales of existing products in Rest of World and in North America. In addition, gross margins were negatively impacted by a special bonus for plant employees as a result of the COVID-19 pandemic. Adjusted gross profit was $1.38 billion and adjusted gross margins were 53% for the three months ended March 31, 2020 compared to adjusted gross profit of $1.34 billion and adjusted gross margins of 54% in the prior year period.

R&D expense for the three months ended March 31, 2020 was $114.2 million, compared to $172.6 million for the comparable prior year period, a decrease of $58.4 million. This decrease was primarily due to higher expenses in the prior year period related to licensing arrangements for products in development.

Selling, general and administrative (“SG&A”) expense for the three months ended March 31, 2020 was $605.4 million, compared to $607.9 million for the comparable prior year period, a decrease of $2.5 million. The decrease was due primarily to lower legal and promotional expenses. Partially offsetting this decrease were higher consulting fees along with other expenses primarily related to the pending Combination (as defined below) totaling approximately $9.0 million in the current year period.

During the three months ended March 31, 2020 the Company recorded a net charge of $1.8 million in Litigation settlements and other contingencies, net compared to a net charge of $0.7 million in the comparable prior year period. During the three months ended March 31, 2020, the Company recorded a $6.6 million loss for fair value adjustments related to Pfizer Inc.’s proprietary dry powder inhaler delivery platform (the “respiratory delivery platform”) contingent consideration. Partially offsetting this item was a net gain of approximately $4.8 million related to a number of litigation settlements. Litigation settlements for the three months ended March 31, 2019 consisted of litigation related charges of approximately $4.8 million for a number of matters, which was partially offset by a gain of $4.1 million for fair value adjustments related to the respiratory delivery platform contingent consideration.

U.S. GAAP net earnings (loss) increased by $45.8 million to earnings of $20.8 million for the three months ended March 31, 2020, compared to a loss of $(25.0) million for the prior year period. The Company recognized a U.S. GAAP income tax provision of $9.9 million, compared to a U.S. GAAP income tax benefit of $89.5 million for the comparable prior year period, an increase of $99.4 million. During the three months ended March 31, 2019, primarily due to the expiration of federal and foreign statutes of limitations, the Company reduced its net liability for unrecognized tax benefits by approximately $83.8 million. Also impacting the current year income tax expense was the changing mix of income earned in jurisdictions with differing tax rates. Adjusted net earnings increased to $467.2 million compared to $421.9 million for the prior year period.

EBITDA was $582.9 million for the three months ended March 31, 2020, and $534.2 million for the comparable prior year period. After adjusting for certain items as further detailed in the reconciliation below, adjusted EBITDA was $750.7 million for the three months ended March 31, 2020 and $710.2 million for the comparable prior year period.

Cash Flow

U.S. GAAP net cash provided by operating activities for the three months ended March 31, 2020 was $291.1 million, compared to U.S. GAAP net cash used in operating activities of $(39.7) million in the comparable prior year period. Capital expenditures were approximately $43.4 million for the three months ended March 31, 2020 compared to approximately $53.1 million for the comparable prior year period.

Adjusted net cash provided by operating activities for the three months ended March 31, 2020 was $400.1 million compared to adjusted net cash provided by operating activities of $80.2 million for the comparable prior year period. Adjusted free cash flow, defined as adjusted net cash provided by operating activities less capital expenditures, was $357.1 million for the three months ended March 31, 2020, compared to $27.1 million for the comparable prior year period.

Conference Call and Earnings Materials

Mylan N.V. will host a conference call and live webcast, today at 10:30 a.m. ET, to review the Company’s financial results for the first quarter ended March 31, 2020. The earnings call can be accessed live by calling 855.493.3607 or 346.354.0950 for international callers (ID#: 5977277) or at the following address on the Company’s website: investor.mylan.com. The Q1 2020 “Earnings Call Presentation”, which will be referenced during the call can be found at investor.mylan.com. A replay of the webcast will also be available on the website.

Non-GAAP Financial Measures

This press release includes the presentation and discussion of certain financial information that differs from what is reported under accounting principles generally accepted in the United States (“U.S. GAAP”). These non-GAAP financial measures, including, but not limited to, adjusted gross profit, adjusted gross margins, adjusted net earnings, EBITDA, adjusted EBITDA, adjusted R&D and as a % of total revenues, adjusted SG&A and as a % of total revenues, adjusted earnings from operations, adjusted interest expense, adjusted other expense (income), adjusted effective tax rate, notional debt to Credit Agreement Adjusted EBITDA leverage ratio, long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target, adjusted net cash provided by operating activities, adjusted free cash flow, constant currency total revenues and constant currency net sales are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan N.V. (“Mylan” or the “Company”). Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting our operations. The financial performance of the Company is measured by senior management, in part, using adjusted metrics included herein, along with other performance metrics. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA (as defined below) pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. The Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and, beginning in 2020, is used, in part, for management’s incentive compensation. We also report sales performance using the non-GAAP financial measures of “constant currency” total revenues and net sales. These measures provide information on the change in total revenues and net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our net sales and total revenues performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The “Summary of Total Revenues by Segment” table below compares net sales on an actual and constant currency basis for each reportable segment for the quarters and year to date periods ended March 31, 2020 and 2019 as well as for total revenues. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

For additional information regarding the components and uses of Non-GAAP financial measures refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations--Use of Non-GAAP Financial Measures section of Mylan’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (the “Form 10-Q”).

Mylan is not providing forward looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period.

Reconciliation of U.S. GAAP Net Earnings to Adjusted Net Earnings

Below is a reconciliation of U.S. GAAP net earnings (loss) to adjusted net earnings for the three months ended March 31, 2020 compared to the prior year period:

	Three Months Ended March 31,
(In millions)	2020	2019
U.S. GAAP net earnings (loss)	$20.8	$(25.0)
Purchase accounting related amortization (primarily included in cost of sales)	352.2	435.4
Litigation settlements and other contingencies, net	1.8	0.7
Interest expense (primarily clean energy investment financing and accretion of contingent consideration)	5.8	7.3
Clean energy investments pre-tax loss	17.3	17.0
Acquisition related costs (primarily included in SG&A) (a)	23.2	8.1
Restructuring related costs (b)	7.6	19.9
Share-based compensation expense	19.4	18.0
Other special items included in:
Cost of sales (c)	117.3	85.1
Research and development expense (d)	1.7	33.1
Selling, general and administrative expense	(3.4)	13.9
Other expense, net	(0.4)	—
Tax effect of the above items and other income tax related items	(96.1)	(191.6)

Adjusted net earnings	$467.2	$421.9

Significant items include the following:

(a)

Acquisition related costs consist primarily of transaction costs including legal and consulting fees and integration activities. The increase for the three months ended March 31, 2020 relates to transaction costs for the pending Combination.

(b)

For the three months ended March 31, 2020, charges of approximately $3.7 million are included in cost of sales, approximately $0.2 million is included in R&D, and approximately $3.7 million is included in SG&A. Refer to Note 15 Restructuring included in Part I, Item 1 of our Form 10-Q for the three months ended March 31, 2020 for additional information.

(c)

Costs incurred during the three months ended March 31, 2020 primarily relate to incremental manufacturing variances and site remediation activities as a result of the activities at the Company’s Morgantown plant of approximately $58.8 million. In addition, the current period includes approximately $25.0 million related to a special bonus for plant employees as a result of the COVID-19 pandemic. The three months ended March 31, 2019 consists primarily of $58.8 million for certain incremental manufacturing variances and site remediation activities at the Company’s Morgantown plant.

(d)

R&D expense for the three months ended March 31, 2020 consists primarily of expenses for product development arrangements of approximately $1.6 million. R&D expense for the three months ended March 31, 2019 includes $23.3 million related to non-refundable upfront licensing amounts for products in development with the expenses relating to on-going collaboration agreements.

Reconciliation of U.S. GAAP Net Earnings to EBITDA and Adjusted EBITDA

Below is a reconciliation of U.S. GAAP net earnings (loss) to EBITDA and adjusted EBITDA for the three months ended March 31, 2020 compared to the prior year period:

	Three Months Ended March 31,
(In millions)	2020	2019
U.S. GAAP net earnings (loss)	$20.8	$(25.0)
Add / (deduct) adjustments:
Clean energy investments pre-tax loss	17.3	17.0
Income tax provision (benefit)	9.9	(89.5)
Interest expense (a)	119.9	131.2
Depreciation and amortization (b)	415.0	500.5

EBITDA	$582.9	$534.2
Add / (deduct) adjustments:
Share-based compensation expense	19.4	18.0
Litigation settlements and other contingencies, net	1.8	0.7
Restructuring, acquisition related and other special items (c)	146.6	157.3

Adjusted EBITDA	$750.7	$710.2

(a)	Includes clean energy investment financing and accretion of contingent consideration.
(b)	Includes purchase accounting related amortization.
(c)	See items detailed in the Reconciliation of U.S. GAAP Net Earnings to Adjusted Net Earnings.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

Forward-Looking Statements

This release contains “forward-looking statements.” Such forward-looking statements may include, without limitation, reaffirming our 2020 financial guidance; reaffirming revenue guidance to be in the range of $11.5 billion and $12.5 billion, absorbing approximately $200 million of foreign exchange headwinds versus our previous expectations, and adjusted EBITDA to be in the range of $3.2 billion to $3.9 billion, absorbing approximately $50 million of foreign exchange headwinds versus our previous expectations; that these ranges account for COVID-19 impacts forecasted through the second quarter; looking ahead, we remain on track to close the pending combination with Pfizer’s Upjohn Business (as defined below) in the second half of the year and continue to have great confidence that Viatris will be well positioned to deliver value for all of our stakeholders as a true partner of choice; that as a result of the Mylan team’s efforts, our broad and diverse manufacturing footprint of more than 40 manufacturing facilities, which is spread across 12 countries, has maintained supply continuity; the strategic locations of our plants have enabled Mylan to avoid disruptions due to logistical challenges in any one part of the world; we have further mitigated risk by having multiple API and finished dose sources where possible, and we are continuously monitoring the inventory levels of our raw materials and the finished dosage form of our products; at this time, we do not foresee any supply disruptions, which we believe is a result of our geographic spread and supplier diversity; as evidenced by our strong first quarter cash flow, we are pleased in our liquidity position despite the COVID-19 pandemic and anticipate full year adjusted free cash flow generation to be consistent with 2019 levels; we continue to target approximately $1 billion of debt repayment during 2020 and remain fully committed to our investment grade credit rating; statements regarding the impact of the coronavirus pandemic on our business and results of operations; that while Mylan’s business operations are currently considered essential based on government guidelines throughout the world due to the important role pharmaceutical manufacturers play within the global healthcare system, many Mylan administrative offices are currently operating under work from home protocols; that Mylan has activated worldwide business continuity plans to seek to ensure that our global supply chain platform continues to operate without significant disruption; we currently are not experiencing any significant disruptions to our supply chain, including the availability of active pharmaceutical ingredients, that would delay our ability to provide service to customers and patients; all of our manufacturing facilities, and those of our key global partners, are currently operational and, at this time, we have sufficient safety stock to address current needs; Mylan continues to engage with regulatory authorities around the world who are committed to maintaining ongoing regulatory processes while also continuing to make available our global R&D, regulatory and manufacturing expertise and capacity to partners who may be in need of additional resources; we currently are not experiencing any significant negative impact on overall global demand trends; we will continue to monitor trends closely as we work to ensure patients have access to needed medicine; while currently we do not see any negative liquidity trends related to the COVID-19 pandemic, we continue to closely monitor developments and the potential negative impact on our operating performance and our ability to access the capital markets; due to the Company’s ability to generate significant cash flows from operations, as well as our revolving credit agreement, other short-term borrowing facilities and access to capital markets, we believe that we currently have, and will maintain, the ability to meet foreseeable liquidity needs; the extent to which the COVID-19 pandemic will impact our business, operations and financial results in future periods will depend on numerous evolving factors that are beyond our control and that we may not be able to accurately predict; our 2020 guidance ranges account for COVID-19 impacts forecasted through the second quarter, and assume healthcare systems around the world will begin to resume their normal functions in the second half of 2020; statements about our 2020 restructuring program; and statements about the proposed combination of Upjohn Inc. (“Upjohn”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “Combination”), the expected timetable for completing the Combination, the benefits and synergies of the Combination, future opportunities for the combined company and products and any other statements regarding Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “pipeline,” “intend,” “continue,” “target,” “seek,” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: with respect to the Combination, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Combination, changes in relevant tax and other laws, the parties’ ability to consummate the Combination, the conditions to the completion of the Combination, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all, the regulatory approvals required for the Combination not being obtained on the terms expected or on the anticipated schedule or at all, the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected, Mylan’s and the Upjohn Business’s failure to achieve expected or targeted future financial and operating performance and results, the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the Combination within the expected timeframes or at all or to successfully integrate Mylan and the Upjohn Business, customer loss and business disruption being greater than expected following the Combination, the retention of key employees being more difficult following the Combination, changes in third-party relationships and changes in the economic and financial conditions of the business of Mylan or the Upjohn Business; the potential impact of public health outbreaks, epidemics and pandemics, such as the COVID-19 pandemic; actions and decisions of healthcare and pharmaceutical regulators; failure to achieve expected or targeted future financial and operating performance and results; uncertainties regarding future demand, pricing and reimbursement for our or the Upjohn Business’s products; any regulatory, legal or other impediments to Mylan’s or the Upjohn Business’s ability to bring new products to market, including, but not limited to, where Mylan or the Upjohn Business uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s or the Upjohn Business’s ability to execute on new product opportunities; any changes in or difficulties with our or the Upjohn Business’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on our or the Upjohn Business’s financial condition, results of operations and/or cash flows; the ability to meet expectations regarding the accounting and tax treatments of acquisitions; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; any significant breach of data security or data privacy or disruptions to our or the Upjohn Business’s information technology systems; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; the impact of competition; identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets being more difficult, time-consuming or costly than anticipated; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with business transformation initiatives, strategic acquisitions, strategic initiatives or restructuring programs within the expected timeframes or at all; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended, and our other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the Combination are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Upjohn with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Upjohn with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Upjohn with the SEC on February 13, 2020 (the “Prospectus”). You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov or through our website, and Mylan strongly encourages you to do so. Mylan routinely posts information that may be important to investors on our website at investor.mylan.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated into this release. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release other than as required by law.

Additional Information and Where to Find It

This release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the Combination, Upjohn and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Upjohn and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the Combination. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the Combination. Upjohn and Mylan intend to file additional relevant materials with the SEC in connection with the Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN AND THE COMBINATION. The documents relating to the Combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This release is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Combination under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Mylan N.V. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited; in millions, except per share amounts)

	Three Months Ended March 31,
	2020	2019
Revenues:
Net sales	$2,588.2	$2,460.6
Other revenues	31.0	34.9

Total revenues	2,619.2	2,495.5
Cost of sales	1,713.1	1,690.3

Gross profit	906.1	805.2

Operating expenses:
Research and development	114.2	172.6
Selling, general and administrative	605.4	607.9
Litigation settlements and other contingencies, net	1.8	0.7

Total operating expenses	721.4	781.2

Earnings from operations	184.7	24.0
Interest expense	119.9	131.2
Other expense, net	34.1	7.3

Earnings (Loss) before income taxes	30.7	(114.5)
Income tax provision (benefit)	9.9	(89.5)

Net earnings (loss)	$20.8	$(25.0)
Earnings (Loss) per ordinary share:
Basic	$0.04	$(0.05)

Diluted	$0.04	$(0.05)

Weighted average ordinary shares outstanding:
Basic	516.4	515.0

Diluted	517.0	515.0

Mylan N.V. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited; in millions)

	March 31, 2020	December 31, 2019
ASSETS
Assets
Current assets:
Cash and cash equivalents	$572.4	$475.6
Accounts receivable, net	2,774.6	3,058.8
Inventories	2,639.6	2,670.9
Prepaid expenses and other current assets	613.9	552.0

Total current assets	6,600.5	6,757.3
Intangible assets, net	11,046.9	11,649.9
Goodwill	9,326.7	9,590.6
Other non-current assets	3,171.8	3,257.7

Total assets	$30,145.9	$31,255.5

LIABILITIES AND EQUITY
Liabilities
Current portion of long-term debt and other long-term obligations	$1,487.7	$1,508.1
Current liabilities	3,740.5	4,061.0
Long-term debt	11,197.8	11,214.3
Other non-current liabilities	2,457.2	2,588.3

Total liabilities	18,883.2	19,371.7
Mylan N.V. shareholders’ equity	11,262.7	11,883.8

Total liabilities and equity	$30,145.9	$31,255.5

Mylan N.V. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in millions)

Summary of Total Revenues by Segment

	Three Months Ended March 31,
(in millions)	2020	2019	% Change	2020 Currency Impact (1)	2020 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$955.5	$922.9	4%	$1.0	$956.5	4%
Europe	1,021.9	895.3	14%	33.3	1,055.2	18%
Rest of World	610.8	642.4	(5)%	29.9	640.7	—%

Total net sales	2,588.2	2,460.6	5%	64.2	2,652.4	8%
Other revenues (3)	31.0	34.9	(11)%	0.3	31.3	(10)%

Consolidated total revenues (4)	$2,619.2	$2,495.5	5%	$64.5	$2,683.7	8%

(1)	Currency impact is shown as unfavorable (favorable).
(2)

The constant currency percentage change is derived by translating net sales or revenues for the current period at prior year comparative period exchange rates, and in doing so shows the percentage change from 2020 constant currency net sales or revenues to the corresponding amount in the prior year.

(3)

For the three months ended March 31, 2020, other revenues in North America, Europe, and Rest of World were approximately $19.5 million, $4.2 million, and $7.3 million, respectively. For the three months ended March 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $22.1 million, $4.7 million, and $8.1 million, respectively.

(4)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.

Reconciliation of Income Statement Line Items

	Three Months Ended March 31,
	2020	2019
U.S. GAAP cost of sales	$1,713.1	$1,690.3
Deduct:
Purchase accounting amortization and other related items	(352.2)	(435.4)
Acquisition related items	(0.8)	(0.5)
Restructuring and related costs	(3.7)	(14.5)
Share-based compensation expense	(0.3)	—
Other special items	(117.3)	(85.1)

Adjusted cost of sales	$1,238.8	$1,154.8

Adjusted gross profit (a)	$1,380.4	$1,340.7

Adjusted gross margin (a)	53%	54%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP R&D	$114.2	$172.6
Deduct:
Acquisition related costs	—	(0.3)
Restructuring and related costs	(0.2)	(0.1)
Share-based compensation expense	(0.4)	(0.1)
Other special items	(1.7)	(33.1)

Adjusted R&D	$111.9	$139.0

Adjusted R&D as % of total revenues	4%	6%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP SG&A	$605.4	$607.9
Add / (Deduct):
Acquisition related costs	(22.2)	(7.3)
Restructuring and related costs	(3.7)	(5.3)
Share-based compensation expense	(18.6)	(17.9)
Other special items and reclassifications	3.4	(13.9)

Adjusted SG&A	$564.3	$563.5

Adjusted SG&A as % of total revenues	22%	23%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP total operating expenses	$721.4	$781.2
Add / (Deduct):
Litigation settlements and other contingencies, net	(1.8)	(0.7)
R&D adjustments	(2.3)	(33.6)
SG&A adjustments	(41.1)	(44.4)

Adjusted total operating expenses	$676.2	$702.5

Adjusted earnings from operations (b)	$704.2	$638.2

	Three Months Ended March 31,
	2020	2019
U.S. GAAP interest expense	$119.9	$131.2
Deduct:
Interest expense related to clean energy investments	(1.1)	(1.7)
Accretion of contingent consideration liability	(3.3)	(4.3)
Other special items	(1.4)	(1.3)

Adjusted interest expense	$114.1	$123.9

	Three Months Ended March 31,
	2020	2019
U.S. GAAP other expense, net	$34.1	$7.3
Add / (Deduct):
Clean energy investments pre-tax loss (c)	(17.3)	(17.0)
Other items	0.4	—

Adjusted other expense (income)	$17.2	$(9.7)

	Three Months Ended March 31,
	2020	2019
U.S. GAAP earnings (loss) before income taxes	$30.7	$(114.5)
Total pre-tax non-GAAP adjustments	542.5	638.5

Adjusted earnings before income taxes	$573.2	$524.0

U.S. GAAP income tax provision (benefit)	$9.9	$(89.5)
Adjusted tax expense	96.1	191.7

Adjusted income tax provision	$106.0	$102.2

Adjusted effective tax rate	18.5%	19.5%

	Three Months Ended March 31,
	2020	2019
U.S. GAAP net cash provided by (used in) operating activities	$291.1	$(39.7)
Add / (Deduct):
Restructuring and related costs (d)	62.5	83.7
Corporate contingencies	(1.4)	—
Acquisition related costs	24.2	—
R&D expense	15.0	36.2
Other	8.7	—

Adjusted net cash provided by operating activities	$400.1	$80.2

Deduct:
Capital expenditures	(43.4)	(53.1)
Proceeds from sale of property, plant and equipment	0.4	—

Adjusted free cash flow	$357.1	$27.1

(a)

U.S. GAAP gross profit is calculated as total revenues less U.S. GAAP cost of sales. U.S. GAAP gross margin is calculated as U.S. GAAP gross profit divided by total revenues. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

(b)

U.S. GAAP earnings from operations is calculated as U.S. GAAP gross profit less U.S. GAAP total operating expenses. Adjusted earnings from operations is calculated as adjusted gross profit less adjusted total operating expenses.

(c)

Adjustment represents exclusion of activity related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code of 1986, as amended.

(d)

For the three months ended March 31, 2020 includes approximately $55.6 million of certain incremental manufacturing variances and site remediation expenses as a result of the activities at the Company’s Morgantown plant.

Reconciliation of EBITDA and Adjusted EBITDA

Below is a reconciliation of U.S. GAAP net earnings to EBITDA and adjusted EBITDA for the respective quarterly periods:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
U.S. GAAP net earnings (loss)	$(168.5)	$189.8	$20.5	$20.8
Add / (deduct) adjustments:
Clean energy investments pre-tax loss	16.2	10.4	18.5	17.3
Income tax provision (benefit)	116.4	(4.0)	114.7	9.9
Interest expense	131.2	128.9	126.0	119.9
Depreciation and amortization	501.4	469.7	547.7	415.0

EBITDA	$596.7	$794.8	$827.4	$582.9
Add / (deduct) adjustments:
Share-based compensation expense	16.8	16.1	5.9	19.4
Litigation settlements and other contingencies, net	20.9	(51.9)	8.9	1.8
Restructuring, acquisition related and other special items	213.0	163.8	217.1	146.6

Adjusted EBITDA	$847.4	$922.8	$1,059.3	$750.7

March 31, 2020 Notional Debt to Twelve Months Ended March 31, 2020 Mylan N.V. Adjusted EBITDA as calculated under our Credit Agreement (“Credit Agreement Adjusted EBITDA”) Leverage Ratio

The stated non-GAAP financial measure March 31, 2020 notional debt to twelve months ended March 31, 2020 Credit Agreement Adjusted EBITDA leverage ratio is based on the sum of (i) Mylan’s adjusted EBITDA for the quarters ended June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of March 31, 2020 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”) as compared to Mylan’s March 31, 2020 total debt and other current obligations at notional amounts.

	Three Months Ended				Twelve Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020
Mylan N.V. Adjusted EBITDA	$847.4	$922.8	$1,059.3	$750.7	$3,580.2
Add: other adjustments including estimated synergies					7.1

Credit Agreement Adjusted EBITDA					$3,587.3

Reported debt balances:
Long-term debt, including current portion					$12,631.7
Short-term borrowings and other current obligations					137.8

Total					$12,769.5

Add / (deduct):
Net discount on various debt issuances					29.9
Deferred financing fees					57.6
Fair value adjustment for hedged debt					(43.2)

Total debt at notional amounts					$12,813.8

Notional debt to Credit Agreement Adjusted EBITDA Leverage Ratio					3.6

Long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target of ~3.0x

The stated forward-looking non-GAAP financial measure, targeted long term average leverage of ~3.0x debt-to-Credit Agreement Adjusted EBITDA, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance.